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                                                                      EXHIBIT 99

                                  RISK FACTORS


OUR STRUCTURE

MR. ALLEN MAY HAVE INTERESTS THAT CONFLICT WITH YOUR INTERESTS.

         Mr. Allen controls approximately 93.5% of the voting power of Charter Communications, Inc.'s capital stock and this has the ability to control fundamental corporate transactions requiring Charter Communications, Inc.
equity holder approval, including, but not limited to, the election of all of Charter Communications, Inc.'s directors, approval of merger transactions involving us and the sale of all or substantially all of our assets. Through his control of Charter Communications, Inc., Mr. Allen controls Charter Communications Holding Company and Charter Holdings.

         Mr. Allen's control over our management and affairs could create conflicts of interest if he is faced with decisions that could have implications both for him and for us and the holders of our public debt. Further, through his effective control, Mr. Allen could cause us to enter into contracts with another entity in which he owns an interest or cause us to decline a transaction that he (or another entity in which he owns an interest) ultimately enters into.

         Mr. Allen may engage in other businesses involving the operation of cable television systems, video programming, high-speed Internet access, telephony or electronic commerce. Mr. Allen may also engage in other businesses that compete or may in the future compete with us. In addition, Mr. Allen currently engages and may engage in the future in businesses that are complementary to our cable business.

         Accordingly, conflicts could arise with respect to the allocation of corporate opportunities between us and Mr. Allen. Current or future agreements between us and Mr. Allen or his affiliates may not be the result of arm's-length negotiations. Consequently, such agreements may be less favorable to us than agreements that we could otherwise have entered into with unaffiliated third parties. Further, many past and
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future transactions with Mr. Allen or his affiliates are informal in nature. As a result, there will be some discretion left to the parties, who are subject to the potentially conflicting interests described above. We cannot assure you that the interests of either Mr. Allen or his affiliates will not conflict with the interests of the holders of our public debt. We have not instituted any formal plans to address conflicts of interest that may arise.


WE ARE NOT PERMITTED TO ENGAGE IN ANY BUSINESS ACTIVITY OTHER THAN THE CABLE TRANSMISSION OF VIDEO, AUDIO AND DATA UNLESS MR. ALLEN AUTHORIZES US TO PURSUE THAT PARTICULAR BUSINESS ACTIVITY. THIS COULD ADVERSELY AFFECT OUR ABILITY TO OFFER NEW PRODUCTS AND SERVICES OUTSIDE OF THE CABLE TRANSMISSION BUSINESS AND ENTER INTO NEW BUSINESSES, WHICH COULD ADVERSELY AFFECT OUR GROWTH, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Charter Communications, Inc.'s certificate of incorporation and Charter Communications Holding Company's limited liability company agreement provide that Charter Communications, Inc. and Charter Communications Holding Company and their subsidiaries, including Charter Holdings and its subsidiaries, cannot engage in any business activity outside the cable transmission business except for specified businesses. This will be the case unless the opportunity to pursue the particular business activity is first offered to Mr. Allen, he decides not to pursue it and he consents to our engaging in the business activity. The cable transmission business means the business of transmitting video, audio, including telephone services, and data over cable television systems owned, operated or managed by us from time to time. These provisions may limit our ability to take advantage of attractive business opportunities. Consequently, our ability to offer new products and services outside of the cable transmission business and enter into new businesses could be adversely affected, resulting in an adverse effect on our growth, financial condition and results of operations.
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CHARTER HOLDINGS IS A HOLDING COMPANY WHICH HAS NO OPERATIONS AND WILL DEPEND ON
ITS OPERATING SUBSIDIARIES FOR CASH TO MAKE PAYMENTS ON ITS DEBT SECURITIES. CHARTER HOLDINGS' SUBSIDIARIES ARE LIMITED IN THEIR ABILITY TO MAKE FUNDS AVAILABLE FOR THE PAYMENT OF ITS DEBT SECURITIES AND OTHER OBLIGATIONS.

         As a holding company, we depend entirely on cash from our operating subsidiaries to satisfy our obligations to the holders of our debt securities. Our operating subsidiaries may not be able to make funds available to us.

         We will not hold any significant assets other than our direct and indirect interests in our subsidiaries which conduct all of our operations. Our cash flow will depend upon the cash flow of our operating subsidiaries and the payment of funds by our operating subsidiaries to us. This could adversely affect our ability to meet our obligations to you as a holder of the notes.

         Our operating subsidiaries are separate and distinct legal entities and are not obligated to make funds available for payment of the notes and other obligations in the form of loans, distributions or otherwise. In addition, our operating subsidiaries' ability to make any such loans, distributions or other payments to us will depend on their earnings, business and tax considerations and legal restrictions. Furthermore, covenants in the indentures and credit agreements governing the debt of our subsidiaries restrict their ability to make loans, distributions or other payments to us. This could adversely impact our ability to pay amounts due on our debt securities.
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OUR MANAGEMENT MAY BE RESPONSIBLE FOR MANAGING OTHER CABLE OPERATIONS AND MAY
NOT DEVOTE THEIR FULL TIME TO OUR OPERATIONS. THIS COULD GIVE RISE TO CONFLICTS OF INTEREST AND IMPAIR OUR OPERATING RESULTS.

         Mr. Allen and certain other of our affiliates may from time to time in the future acquire cable systems in addition to those owned by us. Charter Communications, Inc., as well as some of the officers of Charter Communications, Inc. who currently manage our cable systems, may have a substantial role in managing outside cable systems that may be acquired in the future. As a result, the time they devote to managing our systems may be correspondingly reduced. This could adversely affect our growth, financial condition and results of operations. Moreover, allocating our managers' time and other resources of Charter Communications, Inc. and Charter Communications Holding Company between our systems and outside systems that may be held by our affiliates could give rise to conflicts of interest. Charter Communications, Inc. and Charter Communications Holding Company do not have or plan to create formal procedures for determining whether and to what extent cable systems acquired in the future will receive priority with respect to personnel requirements.



OUR BUSINESS

WE AND OUR SUBSIDIARIES HAVE SUBSTANTIAL EXISTING DEBT AND WILL INCUR SUBSTANTIAL ADDITIONAL DEBT, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND OUR ABILITY TO OBTAIN FINANCING IN THE FUTURE AND REACT TO CHANGES IN OUR BUSINESS.

         We and our subsidiaries have a significant amount of debt. As of December 31, 2000, pro forma for the sale of the January 2001 Charter Holdings notes and the application of these proceeds to repay all remaining amounts outstanding under the Charter Holdings 2000 senior bridge loan facility and the Fanch revolving credit facility, and a portion of the amounts outstanding under the Charter Operating and Falcon revolving credit facilities, our total debt would have been approximately $12.4 billion and the deficiency of our earnings available to cover fixed charges would have been approximately $2.1 billion.

         Our significant amount of debt could have important consequences. For example, it could:

     - make it more difficult for us to satisfy our obligations to the lenders under our subsidiaries' credit facilities and to our public noteholders;

     - increase our vulnerability to general adverse economic and cable industry conditions, including interest rate increases, because a significant portion of our borrowings are and will continue to be at variable rates of interest;

     - require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which will reduce our funds available for working capital, capital expenditures and other general corporate expenses;

     - limit our flexibility in planning for, or reacting to, changes in our business and the cable industry;

     - place us at a disadvantage compared to our competitors that have proportionately less debt; and
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     -    limit our ability to borrow additional funds in the future, if we need them, due to applicable financial and restrictive covenants in our debt.

         We anticipate incurring significant additional debt in the future to fund the expansion, maintenance and upgrade of our cable systems. If current debt levels increase, the related risks that we now face will intensify.


THE AGREEMENTS AND INSTRUMENTS GOVERNING OUR DEBT AND THE DEBT OF OUR SUBSIDIARIES CONTAIN RESTRICTIONS AND LIMITATIONS THAT COULD SIGNIFICANTLY IMPACT OUR ABILITY TO OPERATE OUR BUSINESS AND ADVERSELY AFFECT THE HOLDERS OF OUR DEBT SECURITIES.

         The credit facilities of our subsidiaries and the indentures governing our debt and the debt of our subsidiaries contain a number of significant covenants that could adversely impact our business and adversely affect the holders of our debt securities. In particular, our credit facilities and indentures and that of our subsidiaries restrict our ability and the ability of our subsidiaries to:

     -    pay dividends or make other distributions;

     -    make certain investments or acquisitions;

     -    dispose of assets or merge;

     -    incur additional debt;

     -    issue equity;

     -    repurchase or redeem equity interests and debt;

     -    create liens; and

     -    pledge assets.

         Furthermore, in accordance with our subsidiaries' credit facilities, a number of our subsidiaries are required to maintain specified financial ratios and meet financial tests. The ability to comply with these provisions may be affected by events beyond our control. The breach of any of these covenants will result in a default under the applicable debt agreement or instrument.


OUR ABILITY TO GENERATE THE SIGNIFICANT AMOUNT OF CASH NEEDED TO SERVICE OUR DEBT AND THE DEBT OF OUR SUBSIDIARIES AND GROW OUR BUSINESS DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

         Our ability to service our debt and to fund our planned capital expenditures for upgrading our cable systems and our ongoing operations will depend on our ability to generate cash and to secure financing in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control. If our business does not generate sufficient cash flow from operations, and sufficient future distributions are not available to us from borrowings under our credit facilities or from other sources of financing, we may not be able to repay our debt or to grow our business or fund our other liquidity needs.
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PROSPECTIVE LENDERS' COMMITMENTS TO LEND TO US UNDER THE 2001 SENIOR BRIDGE LOAN
FACILITY WE HAVE OBTAINED ARE SUBJECT TO A NUMBER OF CONDITIONS. IF THESE CONDITIONS ARE NOT MET, THESE FUNDS WILL NOT BE AVAILABLE TO US. AS A RESULT, WE MAY BE UNABLE TO CONSUMMATE PENDING ACQUISITIONS WHICH COULD TRIGGER DEFAULTS UNDER OUR ACQUISITION AGREEMENTS AND OUR DEBT OBLIGATIONS. IF THIS WERE TO
OCCUR, THE RELEVANT SELLERS OR CREDITORS COULD INITIATE LEGAL PROCEEDINGS
AGAINST US.

         The 2001 senior bridge loan facility for which we have received commitments will not close unless specified closing conditions are satisfied. Some of these closing conditions are not under our control, and we cannot assure you that all closing conditions will be satisfied. For example, the closing conditions for these facilities include:

     - the absence of various types of material adverse changes, including material adverse changes in the financial and capital markets; and

     -    receipt of required approvals from third parties.

         If the committed 2001 senior bridge loan facility is not closed, we would need to raise $2.0 billion to replace it, and we cannot assure you that alternate financing sources will be available to us. Our affiliates may as a result be unable to consummate pending AT&T transactions and may be in default under the related acquisition agreements. The relevant sellers could initiate legal proceedings against us, including under bankruptcy and reorganization laws, for any damages they suffer as a result of our non-performance. Any such action could trigger defaults under our other obligations, including our credit facilities and debt instruments.


WE HAVE GROWN RAPIDLY AND HAVE A LIMITED HISTORY OF OPERATING OUR CURRENT SYSTEMS. THIS MAKES IT DIFFICULT FOR YOU TO COMPLETELY EVALUATE OUR PERFORMANCE.

         We commenced active operations in 1994 and have grown rapidly since then through acquisitions of cable systems. As of December 31, 2000, our systems served approximately 400% more customers than were served as of December 31, 1998. As a result, historical financial information about us may not be indicative of the future or of results that we can achieve with the cable systems under our control. Our recent growth in revenues over our short operating history is not necessarily indicative of future performance.

WE HAVE A HISTORY OF NET LOSSES AND EXPECT TO CONTINUE TO EXPERIENCE NET LOSSES. CONSEQUENTLY, WE MAY NOT HAVE THE ABILITY TO FINANCE FUTURE OPERATIONS.

         We have had a history of net losses and expect to continue to report net losses for the foreseeable future. We expect our net losses to increase as a result of our closed acquisitions and our planned upgrades and other capital expenditures. We reported net losses before minority interest in loss of subsidiary and extraordinary items of $22 million for 1998 and $639 million for 1999 and $2.1 billion for 2000. On a pro forma basis, giving effect to the merger of Charter Holdings and Marcus Holdings, acquisitions in 1999 and 2000, the sale of an insignificant subsidiary in December 2000, the sale of the March 1999 and January 2000 Charter Holdings notes, the drawdown on the Charter Holdings 2000 senior bridge loan facility, application of the net proceeds contributed to us from the sale of Charter Communications, Inc.'s convertible senior notes and the sale of the January 2001 Charter Holdings notes and the application of the net proceeds, we had net losses before minority interest in loss of subsidiary and extraordinary item of $1.5 billion for 1999 and $2.1 billion for 2000. We cannot predict what impact, if any, continued losses will have on our ability to finance our operations in the future.
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WE MAY NOT HAVE THE ABILITY TO INTEGRATE THE NEW CABLE SYSTEMS THAT WE ACQUIRE
AND THE CUSTOMERS THEY SERVE WITH OUR EXISTING CABLE SYSTEMS. THIS COULD ADVERSELY AFFECT OUR OPERATING RESULTS AND GROWTH STRATEGY.

         We have grown rapidly through acquisitions of cable systems, and now own and operate cable systems serving approximately 6.4 million customers. We may acquire more cable systems in the future, through acquisitions, system swaps or otherwise. The integration of newly acquired cable systems poses a number of significant risks, including:

     - our acquisitions may not have a positive impact on our cash flows from operations;

     - the integration of new systems and customers will place significant demands on our management and our operations, information services, and financial, legal and marketing resources. Our current operating and financial systems and controls and information services may not be adequate, and any steps taken to improve these systems and controls may not be sufficient;

     - acquired businesses sometimes result in unexpected liabilities and contingencies which could be significant; and

     - our continued growth will also increase our need for qualified personnel. We may not be able to hire such additional qualified personnel.

         We cannot assure you that we will successfully integrate any acquired systems into our operations.


IF WE ARE UNSUCCESSFUL IN IMPLEMENTING OUR GROWTH STRATEGY, OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

         If we are unable to grow our cash flow sufficiently, we may be unable to repay our debt, to grow our business or to fund our other liquidity needs. We expect that a substantial portion of our future growth will be achieved through revenues from new products and services. We may not be able to offer these new products and services successfully to our customers and these new products and services may not generate adequate revenues.

OUR PROGRAMMING COSTS ARE INCREASING. WE MAY NOT HAVE THE ABILITY TO PASS THESE INCREASES ON TO OUR CUSTOMERS, WHICH WOULD ADVERSELY AFFECT OUR CASH FLOW AND OPERATING MARGINS.

         Programming has been, and is expected to continue to be, our largest single expense item. In recent years, the cable industry has experienced a rapid escalation in the cost of programming, particularly sports programming. This escalation may continue, and we may not be able to pass programming cost increases on to our customers. The inability to pass these programming cost increases on to our customers would have an adverse impact on our cash flow and operating margins. In addition, as we upgrade the channel capacity of our systems and add programming to our basic, expanded basic and premium programming tiers, we may face additional market constraints on our ability to pass programming costs on to our customers. Basic programming includes a variety of entertainment and local programming. Expanded basic programming offers more services than basic programming. Premium service includes unedited, commercial-free movies, sports and other special event entertainment programming.
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WE MAY NOT BE ABLE TO OBTAIN CAPITAL SUFFICIENT TO FUND OUR PLANNED UPGRADES AND
OTHER CAPITAL EXPENDITURES. THIS COULD ADVERSELY AFFECT OUR ABILITY TO OFFER NEW PRODUCTS AND SERVICES, WHICH COULD ADVERSELY AFFECT OUR GROWTH, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Without giving effect to the pending AT&T transactions, in 2001, 2002 and 2003, we expect to spend a total of approximately $2.9 billion, $1.75 billion and $950,000, respectively, to upgrade and rebuild our systems in order to offer advanced services to our customers. In addition, we anticipate rebuild costs associated with the AT&T systems we expect to acquire to total approximately $350 million. The amount that we spend on these types of capital expenditures will depend on the level of growth in digital cable customers and in the delivery of other advanced services.

         We cannot assure you that our anticipated levels of capital expenditures will be sufficient to accomplish our planned system upgrades, maintenance and expansion, or to roll out advanced services. Currently, a projected $500 million to $750 million funding shortfall exists regarding anticipated capital expenditures through late 2000 or early 2003, when we expect to become cash flow positive. If we borrow the full amount available under the 2001 bridge loan commitment, our planned capital expenditures are funded through the end of 2002 and our funding shortfall will be $300 million to $500 million through 2003. The amount of this expected shortfall could increase if there is accelerated growth in digital cable customers or in the delivery of other advanced services. If we cannot obtain the necessary funds from increases in our operating cash flow, additional borrowings or other sources, we may not be able to fund our planned upgrades and expansion and offer advanced services on a timely basis. Consequently, our growth, financial condition and results of operations could suffer materially.


WE MAY NOT BE ABLE TO FUND THE CAPITAL EXPENDITURES NECESSARY TO KEEP PACE WITH TECHNOLOGICAL DEVELOPMENTS OR OUR CUSTOMERS' DEMAND FOR NEW PRODUCTS AND SERVICES. THIS COULD LIMIT OUR ABILITY TO COMPETE EFFECTIVELY. CONSEQUENTLY, OUR GROWTH, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD SUFFER MATERIALLY.

         The cable business is characterized by rapid technological change and the introduction of new products and services. We cannot assure you that we will be able to fund the capital expenditures necessary to keep pace with technological developments, or that we will successfully anticipate the demand of our customers for products and services requiring new technology. This type of rapid technological change could adversely affect our plans to upgrade or expand our systems and respond to competitive pressures. Our inability to upgrade, maintain and expand our systems and provide advanced services in a timely manner, or to anticipate the demands of the market place, could adversely affect our ability to compete. Consequently, our growth, financial condition and results of operations could suffer materially.

WE MAY BE UNABLE TO NEGOTIATE CONSTRUCTION CONTRACTS ON FAVORABLE TERMS AND OUR CONSTRUCTION COSTS MAY INCREASE SIGNIFICANTLY. THIS COULD ADVERSELY AFFECT OUR GROWTH, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         The expansion and upgrade of our systems will require us to hire contractors and enter into a number of construction agreements. We may have difficulty hiring civil contractors, and the contractors we hire may encounter cost overruns or delays in construction. Our construction costs may increase significantly over the next few years as existing contracts expire and as demand for telecommunications construction services continues to grow. We cannot assure you that we will be able to construct new systems or expand or upgrade existing or acquired systems in a timely manner or at a reasonable cost. This may adversely affect our growth, financial condition and results of operations.
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WE DEPEND ON THIRD-PARTY EQUIPMENT AND SOFTWARE SUPPLIERS. IF WE ARE UNABLE TO
PROCURE THE NECESSARY EQUIPMENT, OUR ABILITY TO OFFER OUR SERVICES COULD BE IMPAIRED. THIS COULD ADVERSELY AFFECT OUR GROWTH, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         We depend on vendors to supply the set-top terminals for analog and digital cable services. This equipment is available from a limited number of suppliers. We typically purchase set-top terminals under purchase orders placed from time to time and do not carry significant inventories of set-top terminals. If demand for set-top terminals exceeds our inventories and we are unable to obtain required set-top terminals on a timely basis and at an acceptable cost, our ability to recognize additional revenue from digital services could be delayed or impaired. In addition, if there are no suppliers who are able to provide set-top terminal devices that comply with evolving Internet and telecommunications standards or that are compatible with other products or components we use, our business would be impaired.

THERE IS NO EXPECTATION THAT MR. ALLEN WILL FUND OUR OPERATIONS OR OBLIGATIONS IN THE FUTURE.

         In the past, Mr. Allen and his affiliates have contributed funds to Charter Communications, Inc., Charter Communications Holding Company and us. There is no expectation that Mr. Allen or his affiliates will contribute funds to Charter Communications, Inc., Charter Communications Holding Company or to us or our subsidiaries in the future.

A SALE BY MR. ALLEN OF HIS DIRECT OR INDIRECT EQUITY INTERESTS COULD ADVERSELY AFFECT OUR ABILITY TO MANAGE OUR BUSINESS.

         Mr. Allen is not prohibited by any agreement from selling the shares of Class A or Class B common stock he holds in Charter Communications, Inc. or causing Charter Investment, Inc. or Vulcan Cable III Inc. to sell their membership units in Charter Communications Holding Company. We cannot assure you that Mr. Allen or any of his affiliates will maintain all or any portion of his direct or indirect ownership interests in Charter Communications, Inc. or Charter Communications Holding Company. In the event he sells all or any portion of his direct or indirect ownership interest in Charter Communications, Inc. or Charter Communications Holding Company, we cannot assure you that he would continue as Chairman of Charter Communications, Inc.'s board of directors or otherwise participate in our management. The disposition by Mr. Allen or any of his affiliates of these equity interests or the loss of his services by Charter Communications, Inc. and/or Charter Communications Holding Company could adversely affect our growth, financial condition and results of operations, or adversely impact the market price of our securities.

WE OPERATE IN A VERY COMPETITIVE BUSINESS ENVIRONMENT WHICH CAN ADVERSELY AFFECT OUR BUSINESS AND OPERATIONS.

         The industry in which we operate is highly competitive. In some instances, we compete against companies with fewer regulatory burdens, easier access to financing, greater personnel resources, greater brand name recognition and long-standing relationships with regulatory authorities. Mergers, joint ventures and alliances among any of the following businesses could result in providers capable of offering cable television, Internet and other telecommunications services in direct competition with us:

     -    cable television operators;

     -    local and regional telephone companies;

     -    long distance telephone service providers;

     -    direct broadcast satellite (DBS) companies;
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     -    electric utilities;

     -    providers of cellular and other wireless communications services; and

     -    Internet service providers.

         We face competition within the subscription television industry, which includes providers of paid television service employing technologies other than cable, such as direct broadcast satellite or DBS. We also face competition from broadcast companies distributing television broadcast signals without assessing a subscription fee and from other communications and entertainment media, including conventional radio broadcasting services, newspapers, movie theaters, the Internet, live sports events and home video products.

         We cannot assure you that upgrading our cable systems will allow us to compete effectively. Additionally, as we expand and introduce new and enhanced services, including Internet and telecommunications services, we will be subject to competition from telecommunications providers and Internet service providers. We cannot predict the extent to which competition may affect our business and operations in the future.


THE LOSS OF MR. ALLEN OR MR. KENT COULD ADVERSELY AFFECT OUR ABILITY TO MANAGE OUR BUSINESS.

         Our success is substantially dependent upon the retention and the continued performance of Mr. Allen, Chairman of Charter Communications, Inc.'s board of directors, and Jerald L. Kent, Charter Communications, Inc.'s President and Chief Executive Officer. The loss of the services of Mr. Allen or Mr. Kent could adversely affect our growth, financial condition and results of operations.


REGULATORY AND LEGISLATIVE MATTERS

OUR BUSINESS IS SUBJECT TO EXTENSIVE GOVERNMENTAL LEGISLATION AND REGULATION. THE APPLICABLE LEGISLATION AND REGULATIONS, AND CHANGES TO THEM, COULD ADVERSELY AFFECT OUR BUSINESS BY INCREASING OUR EXPENSES.

         Regulation of the cable industry has increased the administrative and operational expenses and limited the revenues of cable systems. Cable operators are subject to, among other things:

     -    limited rate regulation;

     - requirements that, under specified circumstances, a cable system carry a local broadcast station or obtain consent to carry a local or distant broadcast station; - rules for franchise renewals and transfers; and

     - other requirements covering a variety of operational areas such as technical standards and customer service requirements.

         Additionally, many aspects of these regulations are currently the subject of judicial proceedings and administrative or legislative proposals. There are also ongoing efforts to amend or expand the state and local regulation of some of our cable systems, which may compound the regulatory risks we already face. Certain states and localities are considering new telecommunications taxes that could increase operating
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expenses. We cannot predict whether in response to these efforts any of the states or localities in which we now operate will expand regulation of our cable systems in the future or how they will do so.


WE MAY BE REQUIRED TO PROVIDE ACCESS TO OUR NETWORKS TO OTHER INTERNET SERVICE PROVIDERS. THIS COULD SIGNIFICANTLY INCREASE OUR COMPETITION AND ADVERSELY AFFECT THE UPGRADE OF OUR SYSTEMS OR OUR ABILITY TO PROVIDE NEW PRODUCTS AND SERVICES.

         Recently, a number of companies, including telephone companies and Internet service providers (ISP), have requested local authorities and the Federal Communications Commission to require cable operators to provide access to cable's broadband infrastructure, which allows cable to deliver a multitude of channels and/or services, so that these companies may deliver Internet services directly to customers over cable facilities. A federal district court in Virginia, a federal district court in Florida and a federal circuit court in California recently struck down as unlawful "open-access" requirements imposed by a variety of franchising authorities. Each of these decisions struck down the "open-access" requirements on different legal grounds. In response to the federal circuit decision, the Federal Communications Commission recently initiated an inquiry to determine the appropriate classification and regulatory treatment of the provision of Internet service by cable operators. It separately initiated a similar inquiry regarding the provision of interactive television services by cable operators. The Federal Trade Commission and the Federal Communications Commission recently imposed certain "open-access" requirements on Time Warner and AOL in connection with their merger, but those requirements are not applicable to other cable operators.

         We believe that allocating a portion of our bandwidth capacity to other Internet service providers:

     - would impair our ability to use our bandwidth in ways that would generate maximum revenues;

     -    would strengthen our Internet service provider competitors; and

     - may cause us to decide not to upgrade our systems which would prevent us from introducing our planned new products and services.

         In addition, we cannot assure you that if we were required to provide access in this manner, it would not have a significant adverse impact on our profitability. This could impact us in many ways, including by:

     -    increasing competition;

     -    increasing the expenses we incur to maintain our systems; and/or

     -    increasing the expense of upgrading and/or expanding our systems.


OUR CABLE SYSTEMS ARE OPERATED UNDER FRANCHISES WHICH ARE SUBJECT TO NON-RENEWAL OR TERMINATION. THE FAILURE TO RENEW A FRANCHISE COULD ADVERSELY AFFECT OUR BUSINESS IN A KEY MARKET.

         Our cable systems generally operate pursuant to franchises, permits or licenses typically granted by a municipality or other state or local government controlling the public rights-of-way. Many franchises establish comprehensive facilities and service requirements, as well as specific customer service standards and monetary penalties for non-compliance. In many cases, franchises are terminable if the franchisee fails to comply with material provisions set forth in the franchise agreement governing system operations.

Franchises are generally granted for fixed terms and must be periodically renewed. Local franchising authorities may resist granting a renewal if either past performance or the prospective operating proposal is considered inadequate. Franchise authorities often demand concessions or other commitments as a condition to renewal, which have been and may continue to be costly to us. In some instances, franchises have not been renewed at expiration, and we have operated under either temporary operating agreements or without a license while negotiating renewal terms with the local franchising authorities.

         We cannot assure you that we will be able to comply with all material provisions of our franchise agreements or that we will be able to renew our franchises in the future. A termination of and/or a sustained failure to renew a franchise could adversely affect our business in the affected geographic area.


WE OPERATE OUR CABLE SYSTEMS UNDER FRANCHISES WHICH ARE NON-EXCLUSIVE. LOCAL FRANCHISING AUTHORITIES CAN GRANT ADDITIONAL FRANCHISES AND CREATE COMPETITION IN MARKET AREAS WHERE NONE EXISTED PREVIOUSLY.

         Our cable systems are operated under franchises granted by local franchising authorities. These franchises are non-exclusive. Consequently, such local franchising authorities can grant additional franchises to competitors in the same geographic area. As a result, competing operators may build systems in areas in which we hold franchises. In some cases municipal utilities may legally compete with us without obtaining a franchise from the local franchising authority. The existence of more than one cable system operating in the same territory is referred to as an overbuild. These overbuilds could adversely affect our growth, financial condition and results of operations by increasing competition or creating competition where none existed previously. As of December 31, 2000, we are aware of overbuild situations impacting 139,000 of our basic customers or approximately 2% of our total basic customers and potential overbuild situations in areas servicing another 253,000 basic customers or 4% of our total basic customers, together representing a total of 392,000 customers. Additional overbuild situations may occur in other systems.

LOCAL FRANCHISE AUTHORITIES HAVE THE ABILITY TO IMPOSE ADDITIONAL REGULATORY CONSTRAINTS ON OUR BUSINESS. THIS COULD FURTHER INCREASE OUR EXPENSES.

         In addition to the franchise document, cable authorities in some jurisdictions have adopted cable regulatory ordinances that further regulate the operation of cable systems. This additional regulation increases our expenses in operating our business. We cannot assure you that the local franchising authorities will not impose new and more restrictive requirements.

         Local franchising authorities also have the power to reduce rates and order refunds of basic service tier rates paid in the previous twelve-month period determined to be in excess of the maximum permitted rates. Basic service tier rates are the prices charged for basic programming services. As of December 31, 2000, we have refunded a total of approximately $1.2 million since our inception. We may be required to refund additional amounts in the future.


DESPITE RECENT DEREGULATION OF EXPANDED BASIC CABLE PROGRAMMING PACKAGES, WE ARE CONCERNED THAT CABLE RATE INCREASES COULD GIVE RISE TO FURTHER REGULATION. THIS COULD CAUSE US TO DELAY OR CANCEL SERVICE OR PROGRAMMING ENHANCEMENTS OR IMPAIR OUR ABILITY TO RAISE RATES TO COVER OUR INCREASING COSTS.

         On March 31, 1999, the pricing of expanded basic cable programming packages was deregulated, permitting cable operators to set their own rates. This deregulation was not applicable to basic services. However, the Federal Communications Commission and the United States Congress continue to be concerned that cable rate increases are exceeding inflation. It is possible that either the Federal Communications Commission or the United States Congress will again restrict the ability of cable system operators to implement rate increases. Should this occur, it would impede our ability to raise our rates. If we are unable to raise our rates in response to increasing costs, our financial condition and results of operations could be materially adversely affected.

IF WE OFFER TELECOMMUNICATIONS SERVICES, WE MAY BE SUBJECT TO ADDITIONAL REGULATORY BURDENS CAUSING US TO INCUR ADDITIONAL COSTS.

         If we enter the business of offering telecommunications services, we may be required to obtain federal, state and local licenses or other authorizations to offer these services. We may not be able to obtain such authorizations in a timely manner, or at all, and conditions could be imposed upon such licenses or authorizations that may not be favorable to us. Furthermore, telecommunications companies, including Internet protocol telephony companies, generally are subject to significant regulation as well as higher fees for pole attachments. Internet protocol telephony companies are companies that have the ability to offer telephone services over the Internet. Pole attachments are cable wires that are attached to poles.

         In particular, cable operators who provide telecommunications services and cannot reach agreement with local utilities over pole attachment rates in states that do not regulate pole attachment rates will be subject to a rate methodology prescribed by the Federal Communications Commission. These rates may be higher than those paid by cable operators who do not provide telecommunications services. The rate increases are to be phased in over a five-year period beginning on February 8, 2001. If we become subject to telecommunications regulation or higher pole attachment rates, we may incur additional costs which may be material to our business. A recent court decision, currently under appeal to the United States Supreme Court, suggests that the provision of Internet service may subject cable systems to substantially higher pole attachment rates, and certain utilities have already proposed vastly higher pole attachment rates based in part on the existing court decision.